SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Results of AGM and EGM

Aviva plc

VOTING RESULTS OF 2011 ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

Aviva plc announces the results of the voting by poll on the resolutions put to its Annual General Meeting held today.

	For	Against	Votes Withheld
Resolution 1: To receive the Annual Report and Accounts	1,603,276,431	756,508	6,308,115
Resolution 2: To declare a final dividend	1,602,894,863	109,844	7,342,444
Resolution 3: To elect Igal Mayer	1,598,356,415	5,196,061	6,789,214
Resolution 4: To re-elect Mary Francis	1,600,097,177	3,516,596	6,721,995
Resolution 5: To re-elect Richard Karl Goeltz	1,556,364,318	47,184,350	6,791,068
Resolution 6: To re-elect Euleen Goh	1,593,961,108	9,612,348	6,766,280
Resolution 7: To re-elect Michael Hawker	1,600,226,023	3,386,065	6,727,648
Resolution 8: To re-elect Mark Hodges	1,598,780,267	4,820,568	6,738,471
Resolution 9: To re-elect Andrew Moss	1,531,206,759	72,455,623	6,670,808
Resolution 10: To re-elect Carole Piwnica	1,599,846,102	3,722,532	6,769,602
Resolution 11: To re-elect Patrick Regan	1,598,974,760	4,660,178	6,704,798
Resolution 12: To re-elect Colin Sharman	1,592,814,818	10,801,428	6,723,490
Resolution 13: To re-elect Leslie Van de Walle	1,598,747,835	4,748,945	6,842,956
Resolution 14: To re-elect Russell Walls	1,600,113,169	3,477,577	6,748,290
Resolution 15: To re-elect Scott Wheway	1,600,120,650	3,431,023	6,788,063
Resolution 16: To reappoint Ernst & Young LLP	1,598,878,163	4,995,641	6,466,035
Resolution 17: To authorise the directors to determine the auditor's remuneration	1,599,338,459	3,166,050	7,825,316
Resolution 18: To authorise the directors to allot relevant securities subject to the restrictions set out in the resolution	1,539,916,306	63,737,084	6,688,886
Resolution 19: To approve the renewal of the authority to make non pre-emptive share allotments (Special Resolution)	1,575,061,640	27,970,948	7,307,894
Resolution 20: To approve the Directors' Remuneration Report	1,555,169,758	42,120,545	12,842,045
Resolution 21: To receive the Corporate Responsibility Report	1,601,454,786	829,375	8,051,652
Resolution 22: To authorise the Company and any subsidiary company in the Group to make political donations	1,579,978,464	19,659,933	10,704,608
Resolution 23: To authorise general meetings other than annual general meetings to be called on not less than 14 clear days' notice (Special Resolution)	1,482,684,079	121,203,408	6,455,428
Resolution 24: To approve the adoption of the Annual Bonus Plan 2011	1,569,433,501	14,552,554	26,359,742
Resolution 25: To approve the adoption of the Long Term Incentive Plan 2011	1,441,646,274	43,574,423	124,914,681
Resolution 26: To approve the amendment of the All Employee Share Ownership Plan rules	1,576,975,891	6,144,054	27,223,842
Resolution 27: To authorise the purchase of the Company's ordinary shares up to a specified amount (Special Resolution)	1,600,398,597	3,347,703	6,597,198
Resolution 28: To authorise the purchase of the Company's 8¾% preference shares up to a specified amount (Special Resolution)	1,582,430,541	962,153	26,950,481
Resolution 29: To authorise the purchase of the Company's 8⅜% preference shares up to a specified amount (Special Resolution)	1,582,361,304	1,010,600	26,971,271
Resolutions 1-29 were carried

Aviva plc announces the results of the voting by poll on the resolution put to the Extraordinary General Meeting of the Company held today

	For	Against	Votes Withheld
Resolution: To approve the partial disposal of Aviva's interest in Delta Lloyd N.V.	1,582,920,114	1,288,993	13,282,777

The resolution was carried.

On 4 May 2011, there were 2,820,937,618 Aviva plc ordinary shares in issue. Shareholders are entitled to one vote per share.

In accordance with UK Listing Rule 9.6.2R copies of the resolutions passed at the Annual General Meeting and the Extraordinary General Meeting have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do.

A copy of the poll results for the Annual General Meeting and the Extraordinary General Meeting are also available on the Aviva website at www.aviva.com/agm and www.aviva.com/egm respectively.

The full text of each of the resolutions is set out in the notices of Annual General Meeting and Extraordinary General Meeting, copies of which are available on the Aviva website (www.aviva.com/agm and www.aviva.com/egm).

Enquiries:

Kirstine Cooper
Group General Counsel and Company Secretary              +44 (0)20 7662 6646

Media
Nigel Prideaux                                                                           +44 (0)20 7662 0215
Andrew Reid                                                                              +44 (0)20 7662 3131
Sue Winston                                                                             +44 (0)20 7662 8221

Analysts
Charles Barrows                                                                        +44 (0)20 7662 8115

Notes to editors:

About Aviva

§
Aviva is a leading provider of life and pension products in Europe (including the UK) with substantial positions in other markets around the world, making it the world's sixth largest insurance group based on gross worldwide premiums at 31 December 2009.

§
Aviva's principal business activities are long-term savings, fund management and general insurance, with worldwide total sales* of £47.1 billion and funds under management of £402 billion at 31 December 2010.

This announcement does not constitute a prospectus or an offer or invitation to purchase securities.

These materials are not an offer of securities for sale, or solicitation of offers to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such an offer, solicitation or sale is unlawful.  The securities to which these materials relate have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") or the laws of any US state, and may not be offered or sold in the United States absent registration or an exemption from, or in a transaction not subject to, registration under the Securities Act, including pursuant to the private offering exemption provided by Section 4(2) of the Securities Act and outside the United States in reliance on Regulation S under the Securities Act.  The information contained in these written materials are being disclosed in accordance with Rule 135c under the Securities Act.  There will be no public offering of any such securities in the United States.

The partial disposal of shares in Delta Lloyd (the "Offering") and the distribution of this announcement and other information in connection with the Offering in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The price and value of the Delta Lloyd shares may go up as well as down. Persons needing advice should contact a professional adviser. Past performance cannot be relied upon as a guide to future performance.

-  ends -

* Based on 2010 published life and pensions PVNBP on an MCEV basis, total investment sales and general insurance and health net written premiums, including share of associates' premiums.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date   04 May, 2011

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary